UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 4
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BEST Inc.
(Name of the Issuer)

BEST Inc.
BEST Global Partners
Phoenix Global Partners
Shao-Ning Johnny Chou
George Chow
Denlux Logistics Technology Invest Inc.
Hong Chen
Sau Hung Kiu
Alibaba Investment Limited
Cainiao Smart Logistics Investment Limited
BJ Russell Holdings Limited
Shaohan Joe Chou
David Hsiaoming Ting
The 2012 MKB Irrevocable Trust
Ting Childrens Irrevocable Trust
Ting Family Trust
Sunshui Hopeson Capital Limited
IDG-Accel China Capital II L.P.
IDG-Accel China Capital II Associates L.P.
IDG-Accel China Capital II Investors L.P.
IDG-Accel China Capital GP II Associates Ltd.
Michael Chang
Linda Chang Ting
Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership)
Junbo Hu
Yanbo Deng
Genesis Capital Enterprise Inc.
Jimei Liu
Peng Chen
Mangli Zhang
Yanbing Zhang
Tao Liu
Xiaoqing Wang
Lili He
Bo Liu
Yidong Xu
Robert Zhu
Shanghai Guangshi Investment Center (Limited Partnership)
Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd.
Broad Street Principal Investments, L.L.C.
MBD 2014 Holdings, L.P.
Stone Street 2014 Holdings, L.P.
Bridge Street 2014 Holdings, L.P.
The Goldman Sachs Group, Inc.
CCAP Best Logistics Holdings Limited
CDIB Capital Investment I Limited
KGI Financial Holding Co., Ltd.
Goldman Sachs & Co. LLC
CBLC Investment Limited
Citron PE Funds II Limited
(Names of Persons Filing Statement)

Class A Ordinary Shares, par value $0.01 per share*
American Depositary Shares, each representing twenty (20) Class A Ordinary Share
(Title of Class of Securities)
08653C601**
(CUSIP Number)

BEST Inc.
BEST Global Partners
Phoenix Global Partners
Shao-Ning Johnny Chou
George Chow
Jimei Liu
Peng Chen
Mangli Zhang
Yanbing Zhang
Tao Liu
Xiaoqing Wang
Lili He
Bo Liu
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District,
Hangzhou Zhejiang
Province 310013 The People’s Republic of China
+86 571-88995656
	Alibaba Investment Limited 26/F, Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong +852 2215 5100	Cainiao Smart Logistics Investment Limited North Cainiao Post Station No. 501 Fengxin Road, Yuhang District Hangzhou Zhejiang Province, 310000 People’s Republic of China +86 571-85022088
Denlux Logistics Technology Invest Inc. Trust Company Complex, Ajeltake Road, Ajelake +86-571-88255588	BJ Russell Holdings Limited Mandar House, 3rd Floor, Johnson’s Ghut Tortola, British Virgin Islands +1-284-494-2382
Sunshui Hopeson Capital Limited
Shanghai Yihao Stock Equity Investment Fund
Partnership Enterprise (Limited Partnership)
Yanbo Deng
Junbo Hu
Unit 710, 7/F., Lippo Sun Plaza, 28 Canton Road,
Tsim Sha Tsui, Kowloon, Hong Kong
+852 2907 1388

IDG-Accel China Capital II L.P
IDG-Accel China Capital II Associates L.P.
IDG-Accel China Capital II Investors L.P
IDG-Accel China Capital GP II Associates Ltd.
Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong
+852-39031333

Broad Street Principal Investments, L.L.C.
MBD 2014 Holdings, L.P.
Stone Street 2014 Holdings, L.P.
Bridge Street 2014 Holdings, L.P.
The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC
c/o Goldman Sachs & Co. LLC, 200 West Street,
New York, New York 10282
+1 (212) 902 1000
Genesis Capital Enterprise Inc. Suite 3102, Two Exchange Square 8 Connaught Place, Central, Hong Kong +852 2131-1210
CDIB Capital Investment I Limited CITGO B.V.I. LIMITED of Flemming House, P.O. Box 662, Wickhams Cay, Road Town, Tortola, VG1110 British Virgin Islands +852-2231-8600	Citron PE Funds II Limited Suite 3201, 32/F., One Pacific Place, 88 Queensway, Admiralty, Hong Kong +86 10 8507 9009	CCAP Best Logistics Holdings Limited OMC Chambers, Wickhams Cay 1, Road Town Tortola British Virgin Islands. +852 2231-8600

KGI Financial Holding Co., Ltd. No. 135, Dunhua N. Rd, Songshan Dist. Taipei City 105, Taiwan +886-2-2763-8800	CBLC Investment Limited Suite 3201, 32/F., One Pacific Place, 88 Queensway, Admiralty, Hong Kong +86 10 8507 9080	Shaohan Joe Chou 9 Hawkes Court, Bridgewater NJ 08807-2305, United States of America +1 (732) 766 0229
Hong Chen 14F, Tower Two, China Centre Place, No. 79 Jianguo Road, Chaoyang District, Beijing, China +86 10 858890000
Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd.
Shanghai Guangshi Investment Center (Limited Partnership)
No. 83, Qiwei Road,
Dawangzhuang,
East District (Room 604, 6th Floor, Section C),
Tianjin, the PRC
+86 10 8801 3355
David Hsiaoming Ting 248 Polhemus Ave., Atherton CA 94027, United States of America +852 2500 8428
Ting Family Trust Linda Chang Ting 248 Polhemus Ave., Atherton CA 94027, United States of America +852 2500 8488	The 2012 MKB Irrevocable Trust Ting Childrens Irrevocable Trust Michael Chang 26228 Scarff Way, Los Altos Hills CA 94022, United States of America 408 521 6146	Robert Zhu Room 3-210 Cathay View, No. 1 Guantang East Road, Beijing 100102, People’s Republic of China +86 10 8532 5078
Sau Hung Kiu C3 Hillgrove, 18 Cape Dr. Chung Hom Kok, Hong Kong +852 2508 1799	Yidong Xu Room 2402, Bund International Mansion, Lucheng District, Wenzhou City, Zhejiang Province, People’s Republic of China +86 578 321 8228
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Center, Tower II, 46/F 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86 21-6193-8200	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong, People’s Republic of China +852 3740-4700	Mark Lehmkuhler, Esq. Tianyi Chen, Esq. Fangda Partners 26/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong (852) 3976 8828	Peng Yu, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong (852) 3761 3300

This statement is filed in connection with (check the appropriate box):
a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b
☐   The filing of a registration statement under the Securities Act of 1933.

c
☐   A tender offer

d
☒   None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares

**
This CUSIP applies to the American depositary shares, each representing twenty Class A Ordinary Shares

i

INTRODUCTION
This Amendment No. 4 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) BEST Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the class A ordinary shares, par value US$0.01 per share (each, a “Class A Share,” and collectively, the “Class A Shares”), including Class A Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing twenty (20) Class A Shares that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) BEST Global Partners, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (c) Phoenix Global Partners, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Shao-Ning Johnny Chou, the chief executive officer and chairman of the board of directors of the Company (“Mr. Chou”); (e) George Chow, the chief strategy and investment officer of the Company (“Mr. Chow”); (f) Denlux Logistics Technology Invest Inc., a company incorporated under the laws of the Marshall Islands (“Denlux”); (g) Hong Chen, a citizen of the United States of America (“Mr. Chen”); (h) Sau Hung Kiu, a citizen of Hong Kong (“Ms. Kiu,” together with Mr. Chou, Mr. Chow, Denlux and Mr. Chen, each an “Initial Sponsor” and collectively the “Initial Sponsors”); (i) Alibaba Investment Limited, a company incorporated under the laws of the British Virgin Islands (“AIL”); (j) Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands (“CIL”); (k) BJ Russell Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“BJ Russell”); (l) IDG-Accel China Capital II L.P., a limited partnership formed and registered under the laws of the Cayman Islands, (m) IDG-Accel China Capital II Associates L.P., a limited partnership formed and registered under the laws of the Cayman Islands; (n) IDG-Accel China Capital II Investors L.P., a limited partnership formed and registered under the law of the Cayman Islands; (o) IDG-Accel China Capital GP II Associates Ltd., a company incorporated under the laws of the Cayman Islands; (p) Shaohan Joe Chou, a citizen of the United States of America; (q) David Hsiaoming Ting, a citizen of the United States of America; (r) The 2012 MKB Irrevocable Trust, a trust formed under the laws of the State of California, the United States of America (the “Other Sponsor,” together with the Initial Sponsors, collectively, the “Sponsors”); (s) Ting Childrens Irrevocable Trust, a trust formed under the laws of the State of California, the United States of America; (t) Ting Family Trust, a trust formed under the laws of the State of California, the United States of America; (u) Michael Chang, a citizen of the United States of America; (v) Linda Chang Ting, a citizen of the United States of America; (w) Sunshui Hopeson Capital Limited, a company incorporated under the laws of the British Virgin Islands (such persons referred to in (d), (e), (i), (j), (k), (l), (n), (p), (q) (r), (s), (t) and (w), each an “Initial Rollover Shareholder” and collectively, the “Initial Rollover Shareholders”); (x) Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership), a limited partnership organized under the laws of the People’s Republic of China; (y) Junbo Hu, a citizen of Hong Kong; (z) Yanbo Deng, a citizen of the People’s Republic of China; (aa) Genesis Capital Enterprise Inc., a company incorporated under the laws of the British Virgin Islands; (bb) Peng Chen, a citizen of the People’s Republic of China; (cc) Jimei Liu, a permanent resident of the United States of America; (dd) Mangli Zhang, a permanent resident of the United States of America; (ee) Yanbing Zhang, a citizen of the People’s Republic of China; (ff) Tao Liu, a citizen of the People’s Republic of China; (gg) Xiaoqing Wang, a citizen of the People’s Republic of China; (hh) Lili He , a citizen of the People’s Republic of China; (ii) Bo Liu, a permanent resident of the United States of America; (jj) Broad Street Principal Investments, L.L.C., a limited liability company incorporated under the laws of the State of Delaware, the United States of America; (kk) MBD 2014 Holdings, L.P., a limited partnership formed and registered under the laws of the Cayman Islands; (ll) Stone Street 2014 Holdings, L.P., a limited partnership formed and registered under the laws of the Cayman Islands; (mm) Bridge Street 2014 Holdings, L.P., a limited partnership formed and registered under the laws of the Cayman Islands; (nn) The Goldman Sachs Group, Inc., a limited liability company incorporated under the laws of the State of Delaware, the United States of America; (oo) Goldman Sachs & Co. LLC, a limited liability company incorporated under the laws of the state of New York, the United States of America; (pp) CCAP Best Logistics Holdings Limited, a company incorporated under the laws of the British Virgin Islands; (qq) CDIB Capital Investment I Limited, a company incorporated under the laws of the British Virgin Islands; (rr) KGI Financial Holding Co., Ltd., a financial holding corporation incorporated under the laws of Taiwan; (ss) CBLC Investment Limited, a company incorporated under the laws of the British Virgin Islands; (tt) Citron PE Funds II Limited, a company organized under the laws of the Cayman Islands; (uu) Yidong Xu, a citizen of the People’s Republic of China; (vv) Robert Zhu, a citizen of France; (ww) Shanghai Guangshi Investment Center (Limited Partnership), a limited partnership organized under the laws of the PRC (such persons referred to in (aa) through (mm), (pp), (qq), (ss), (uu), (vv) and (ww), each an “Other Rollover Shareholder” and collectively, the “Other Rollover Shareholders,” together with the Initial Rollover Shareholders, the “Rollover Shareholders”); and (xx) Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd., a company organized under the laws of the PRC (such persons referred to in (b) through (xx), each a “Buyer Group Member” and collectively, the “Buyer Group Members”). This Amendment amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Reporting Persons on January 6, 2025.
All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. All capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings ascribed to such terms in the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.
This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.

Item 1
Summary Term Sheet

Item 1 is hereby amended and supplemented as follows:
In preparing for the Closing, the Buyer Group Members found that, due to an inadvertent oversight, the number of Class A Shares beneficially owned by each of Mr. Chow and Shaohan Joe Chou was misstated in the relevant transaction documents and the transaction statement on Schedule 13E-3. As of October 11, 2024, Mr. Chow beneficially owned 7,203,187 Class A Shares and Shaohan Joe Chou beneficially owned 4,511,395 Class A Shares. In addition, there was a misstatement of 40 Class Shares due to ADS ratio change and fractional ADS issues. Based on such corrected numbers, as of October 11, 2024, the Rollover Shareholders collectively beneficially own 112,012,098 Class A Shares (including Class A Shares represented by ADSs, but excluding, for purpose of this calculation, the Class A Shares they may acquire through the exercise or vesting of Company Options and/or Company RSU Awards), 94,075,249 Class B Shares and 47,790,698 Class C Shares, which collectively represent approximately 67.4% of the total issued and outstanding shares in the Company and approximately 96.0% of the total voting power of the outstanding shares in the Company. As of the date of the Proxy Statement, the directors and executive officers of the Company hold an aggregate of 13,942,527 Class A Shares, nil Class B Share, 47,790,698 Class C Shares, and 1,228,500 Company Options or Company RSU Awards that are exercisable or will be vested within 60 days after the date of this proxy statement.
As a result of these corrections to the Class A Shares respectively beneficially owned by Mr. Chow and Shaohan Joe Chou, the number of Class A Shares to be contributed by Rollover Investors under the Rollover and Contribution Agreement is 569,720 Class A Ordinary Shares lower than the number of shares previously assumed to be contributed by the Rollover Investors at the Effective Date of the Merger. Consequently, additional incremental cash funding is required to consummate the Merger, and the parties to the Interim Consortium Agreement and the Rollover and Contribution Agreement have agreed that, upon the terms of and subject to the conditions set forth in the Interim Consortium Agreement, the Rollover and Contribution Agreement and his Amended and Restated Equity Commitment Letter, Mr. Chou will now subscribe for 27,153,824 Parent Shares for a contribution of US$3,910,151 to cover this additional funding requirement. The Amendment No. 1 to the Interim Consortium Agreement, the Amendment No. 1 to the Rollover and Contribution Agreement and the Amendment Agreement to Amended and Restated Equity Commitment Letter between Parent and Mr. Chou were entered into accordingly on March 7, 2025 to reflect such changes.

Item 2
Subject Company Information

Item 2 is hereby amended and supplemented as follows:
(b)   Securities.

The disclosure in the Proxy Statement under the heading “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY” is hereby amended and supplemented by replacing the table set forth in such section and its lead-in paragraph as follows:
The calculations in the table below are based on (i) 235,042,932 Class A Shares, (ii) 94,075,249 Class B Shares, and (iii) 47,790,698 Class C Shares, that were issued and outstanding as of the date of this proxy statement. The aforesaid 235,042,932 Class A Shares excludes 1,291,820 Class A Shares issued to the ADS Depositary as of the date of this proxy statement and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Company’s share incentive plans that are not deemed outstanding for the purpose of calculating percentage ownership and voting power in this proxy statement.
	Class A		Class B		Class C		Voting Power****
	Number	Percentage	Number	Percentage	Number	Percentage
Shao-Ning Johnny Chou	3,735,180(5)	1.6	—	—	47,790,698	100.0	46.7
Chen Shen	—	—	—	—	—	—	—
Lei Jin	—	—	—	—	—	—	—
George Chow	7,323,187(1)	3.1	—	—	—	—	**
Wenbiao Li	*	*	—	—	—	—	**
Ying Wu	*	*	—	—	—	—	**
Klaus Anker Petersen	*	*	—	—	—	—	**
Gloria Chien-Yi Fan	*	*	—	—	—	—	**
Mangli Zhang	*	*	—	—	—	—	**
Xiaoqing Wang	*	*	—	—	—	—	**
Tao Liu	*	*	—	—	—	—	**
Yanbing Zhang	*	*	—	—	—	—	**
Jimei Liu	*	*	—	—	—	—	**
Peng Chen	*	*	—	—	—	—	**
Directors and Executive officers as a Group	15,171,027	6.4	—	—	47,790,698	100.0	47.0
Alibaba Group Holding Limited(2)	19,886,383	8.5	94,075,249	100.0	—	—	46.5
BJ Russell Holdings Limited(3)	33,548,304	14.3	—	—	—	—	1.1
The Goldman Sachs Group, Inc.(4)	9,332,420	4.0	—	—	—	—	**
Shaohan Joe Chou	4,511,395	1.9	—	—	—	—	**
The 2012 MKB Irrevocable Trust	*	*	—	—	—	—	**
Ting Childrens Irrevocable Trust	*	*	—	—	—	—	**
Ting Family Trust	*	*	—	—	—	—	**
David Hsiaoming Ting	*	*	—	—	—	—	**
Sunshui Hopeson Capital Limited	*	*	—	—	—	—	**
IDG-Accel China Capital II L.P.	3,970,760	1.7	—	—	—	—	**
IDG-Accel China Capital II Investors L.P.	*	*	—	—	—	—	**
CBLC Investment Limited	14,373,711	6.1	—	—	—	—	**

	Class A		Class B		Class C		Voting Power****
	Number	Percentage	Number	Percentage	Number	Percentage
CCAP Best Logistics Holdings Limited(6)	4,422,681	1.9	—	—	—	—	**
CDIB Capital Investment I Limited(6)	1,500,000	*	—	—	—	—	**
Shanghai Guangshi Investment Center	9,478,182	4.0	—	—	—	—	**
Genesis Capital Enterprise Inc.	3,959,760	1.7	—	—	—	—	**
Robert Zhu	*	*	—	—	—	—	**
Yidong Xu	*	*	—	—	—	—	**

*
Beneficially owns less than 1% of our total ordinary shares outstanding on an as-converted basis.

**
Holds less than 1% of voting power of our total ordinary shares outstanding.

***
The business address for our directors and executive officers is 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China.

****
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A Shares, Class B Shares and Class C Shares as a single class. In respect of matters requiring a shareholder vote, each Class A Share is entitled to one vote, each Class B Share is entitled to 15 votes, and each Class C Share is entitled to 30 votes. Each Class B Share or Class C Share is convertible into one Class A Share at any time by the holder thereof. Class A Shares are not convertible into Class B Shares or Class C Shares, Class B Shares are not convertible to Class C Shares, and Class C Shares are not convertible into Class B Shares under any circumstances.

(1)
Represents (i) 6,533,187 Class A Shares, including 505,000 Class A Shares acquired by Mr. Chow pursuant to the terms of the Company RSU Awards granted to him under the 2017 Equity Incentive Plan, (ii) 320,000 Class A Shares represented by ADSs, and (iii) 470,000 Class A Shares Mr. Chow may purchase upon exercise of Company Options or vesting of Company RSU Awards within 60 days of the date of this proxy statement.

(2)
Represents (i) 10,000,000 Class A Shares represented by ADSs held by AIL, (ii) 75,831,692 Class B Shares held by AIL, (iii) 18,243,557 Class B Shares held by CIL, and (iv) US$60,000,000 in outstanding principal amount of the 2025 Convertible Notes held by ACL, which will be convertible into 9,600,000 Class A Shares (or in the form of ADSs) at any time after 30 consecutive trading days after May 27, 2020 at the option of the holder thereof, subject to the adjustment as provided under the 2025 Convertible Notes. We subsequently determined that, upon the aforesaid adjustment, a total of 9,886,383 Class A Shares will be convertible from the 2025 Convertible Notes pursuant to the adjustment mechanism thereunder. In April 2024, ACL exercised its right to require the Company to repurchase US$15,000,000 in the total outstanding principal amount of the 2025 Convertible Notes with interest, resulting in a repurchase by the Company of US$3,000,000 in outstanding principal amount of the 2025 Convertible Notes on August 28, 2024, followed by the repurchase by the Company of an additional US$12,000,000 in outstanding principal amount of the 2025 Convertible Notes, together with accrued interest on all such repurchased 2025 Convertible Notes, on September 25, 2024. The remaining outstanding principal amount of the 2025 Convertible Notes (i.e., US$60,000,000) will be repurchased with interest by the Company on May 10, 2025. AGHL is a public company listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited. AIL is a British Virgin Islands company wholly owned by AGHL. CIL is a British Virgin Islands company wholly owned by Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands and an indirectly wholly-owned subsidiary of AGHL. Beneficial ownership of the Class B Shares held by CIL is attributed to AGHL as a result of its ownership of all of the equity interest in Cainiao Smart Logistics Network Limited. ACL is a Hong Kong company wholly owned by AGHL. The registered address of AGHL is the offices of

Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands.

(3)
Represents 33,548,304 Class A Shares held beneficially by BJ Russell. Hung Chris Hui owns 100% of the share capital of BJ Russell and may be deemed to own beneficially all of the shares held by BJ Russell. Yahong Liang is the sole director of BJ Russell and may also be deemed to beneficially own all of the shares held BJ Russell, but hereby disclaims beneficial ownership of any of such shares. BJ Russell is a limited liability company established in the British Virgin Islands. The address of the principal business office of each of BJ Russell, Hung Chris Hui and Yahong Liang is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(4)
Represents an aggregate of 9,332,420 Class A Shares represented by ADSs owned by GS&Co. and GS Group, inclusive of 9,323,280 shares held by Broad Street Principal Investments, L.L.C., Bridge Street 2014 Holdings, L.P., Stone Street 2014 Holdings, L.P., MBD 2014 Holdings, L.P., which may be deemed to be, or to have been, beneficially owned by GS&Co. and GS Group. MBD Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of MBD 2014 Holdings, L.P., and Bridge Street Opportunity Advisors, L.L.C. is a wholly-owned subsidiary of GS Group and is the general partner of Bridge Street 2014 Holdings, L.P. and Stone Street 2014 Holdings, L.P. GS&Co. is a subsidiary of GS Group. GS&Co. owns certain of the shares on behalf of managed accounts and is the investment manager of Bridge Street 2014 Holdings, L.P., Stone Street 2014 Holdings, L.P. and MBD 2014 Holdings, L.P. Broad Street Principal Investments, L.L.C. is a limited liability company organized in Delaware. GS Group is a corporation incorporated in Delaware. Each of MBD 2014 Holdings, L.P., Bridge Street 2014 Holdings, L.P. and Stone Street 2014 Holdings, L.P. is a Cayman Islands limited partnership. GS&Co. is a limited liability company organized in New York.

(5)
Represents 3,735,180 Class A Shares acquired by Mr. Chou pursuant to the terms of the Company RSU Awards granted to him under the 2017 Equity Incentive Plan.

(6)
KGI Financial Holding Co., Ltd. is the ultimate beneficial owner of CCAP Best Logistics Holdings Limited and CDIB Capital Investment I Limited.

Item 4
Terms of the Transaction

Item 4 is hereby amended and supplemented by the disclosure under Item 1 in this Amendment.
Item 5
Past Contracts, Transactions, Negotiations and Agreements

Item 5 is hereby amended and supplemented by the disclosure under Item 1 in this Amendment.
Item 6
Purposes of the Transaction and Plans or Proposals

Item 6 is hereby amended and supplemented by the disclosure under Item 1 in this Amendment.
The disclosure in the Proxy Statement under the heading “The Company’s Net Book Value and Net Earnings” is hereby amended and supplemented by replacing the table set forth in such section as follows:
	Ownership Prior to the Merger*				Ownership After the Merger
	Net Book Value		Net Losses		Net Book Value		Net Losses
Name	$’000%		$’000%		$’000%		$’000%
Mr. Chou	(5,041)	13.67	15,681	13.67	(7,697)	20.87	23,945	20.87
Mr. Chow	(715)	1.94	2,224	1.94	(772)	2.09	2,403	2.09
AIL	(8,396)	22.77	26,122	22.77	(8,396)	22.77	26,122	22.77
BJ Russell	(3,282)	8.90	10,210	8.90	(3,282)	8.90	10,210	8.90
CIL.	(1,785)	4.84	5,552	4.84	(1,785)	4.84	5,552	4.84
Shaohan Joe Chou	(441)	1.20	1,373	1.20	(441)	1.20	1,373	1.20
David Hsiaoming Ting, The 2012 MKB Irrevocable Trust, Ting Childrens Irrevocable Trust and Ting Family Trust(1)	(152)	0.41	474	0.41	(322)	0.87	1,002	0.87

	Ownership Prior to the Merger*				Ownership After the Merger
	Net Book Value		Net Losses		Net Book Value		Net Losses
Name	$’000%		$’000%		$’000%		$’000%
Sunshui Hopeson Capital Limited(2)	(216)	0.59	673	0.59	(216)	0.59	673	0.59
IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P.(3)	(406)	1.10	1,262	1.10	(406)	1.10	1,262	1.10
Broad Street Principal Investments, L.L.C., MBD 2014 Holdings, L.P., Stone Street 2014 Holdings, L.P. and Bridge Street 2014 Holdings, L.P.(4)	(912)	2.47	2,837	2.47	(912)	2.47	2,837	2.47
Peng Chen	(10)	0.03	32	0.03	(10)	0.03	32	0.03
Jimei Liu	(73)	0.20	228	0.20	(73)	0.20	228	0.20
Mangli Zhang	(73)	0.20	228	0.20	(73)	0.20	228	0.20
Yanbing Zhang	(16)	0.04	49	0.04	(16)	0.04	49	0.04
Tao Liu	(3)	0.01	8	0.01	(3)	0.01	8	0.01
Xiaoqing Wang	(14)	0.04	44	0.04	(14)	0.04	44	0.04
Lili He	(4)	0.01	12	0.01	(4)	0.01	12	0.01
Bo Liu	(24)	0.07	76	0.07	(24)	0.07	76	0.07
Yidong Xu	(16)	0.04	51	0.04	(16)	0.04	51	0.04
Robert Zhu	(27)	0.07	86	0.07	(27)	0.07	86	0.07
Genesis Capital Enterprise Inc.	(387)	1.05	1,205	1.05	(387)	1.05	1,205	1.05
CBLC Investment Limited(5)	(1,406)	3.81	4,374	3.81	(703)	1.91	2,187	1.91
CCAP Best Logistics Holdings Limited and CDIB Capital Investment I Limited(6)	(579)	1.57	1,803	1.57	(579)	1.57	1,803	1.57
Shanghai Guangshi Investment Center (Limited Partnership)(7)	(927)	2.51	2,885	2.51	(792)	2.15	2,463	2.15
Denlux	—	—	—	—	(8,831)	23.95	27,475	23.95
Mr. Chen	—	—	—	—	(408)	1.11	1,268	1.11
Ms. Kiu	—	—	—	—	(679)	1.84	2,113	1.84
Total	(24,908)	67.55	77,489	67.55	(36,871)	100.00	114,708	100.00

Notes:

*
Certain Buyer Group members only agreed to roll over a certain portion of the Shares beneficially owned by such members. As a result, the percentages of the Shares owned by such members in the Company’s net book value and net losses prior to and after the Merger are different.

(1)
Michael Chang is the trustee of The 2012 MKB Irrevocable Trust and the Ting Childrens Irrevocable Trust. Linda Chang Ting is a trustee of the Ting Family Trust.

(2)
Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership) owns a majority of the outstanding ordinary shares of Sunshui Hopeson Capital Limited. Each of Junbo Hu and Yanbo Deng is a diector of Sunshui Hopeson Capital Limited.

(3)
IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. are the record owners of these Shares prior to the Merger. By virtue of being the general partner of IDG-Accel China Capital II L.P., IDG-Accel China Capital II Associates L.P. may be deemed to have sole voting and dispositive power with respect to Shares held by IDG-Accel China Capital II L.P. By virtue of being the ultimate general partner of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P., IDG-Accel China Capital GP II Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these Shares.

(4)
The Goldman Sachs Group, Inc. is a controlling entity of Broad Street Principal Investments, L.L.C., MBD 2014 Holdings, L.P., Stone Street 2014 Holdings, L.P. and Bridge Street 2014 Holdings, L.P. Goldman Sachs Asset and Wealth Management Growth Investment Committee is a controlling entity of Broad Street Principal Investments, L.L.C., MBD 2014 Holdings, L.P., Stone Street 2014 Holdings, L.P. and Bridge Street 2014 Holdings, L.P., and it exercises the authority of Goldman Sachs & Co. LLC in managing the investment in the Company.

(5)
Citron PE Funds II Limited controls CBLC Investment Limited.

(6)
KGI Financial Holding Co., Ltd. is the ultimate beneficial owner of CCAP Best Logistics Holdings Limited and CDIB Capital Investment I Limited.

(7)
Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd. is the general partner of Shanghai Guangshi Investment Center (Limited Partnership).

Item 7
Purposes, Alternatives, Reasons and Effects

Item 7 is hereby amended and supplemented by the disclosure under Item 6 in this Amendment.

Item 8
Fairness of the Transaction

Item 8 is hereby amended and supplemented by the disclosure under Item 1 in this Amendment.
Item 10
Source and Amount of Funds or Other Consideration

Item 10 is hereby amended and supplemented by the disclosure under Item 1 in this Amendment.
Item 11
Interest in Securities of the Subject Company

Item 11 is hereby amended and supplemented by the disclosure under Item 1 in this Amendment.
Item 12
The Solicitation or Recommendation

Item 12 is hereby amended and supplemented by the disclosure under Item 1 in this Amendment.
Item 14
Persons/Assets, Retained, Employed, Compensated or Used

Item 14 is hereby amended and supplemented by the disclosure under Item 1 in this Amendment.
Item 15 Additional Information
Item 15(c) is hereby amended and supplemented as follows:
On February 18, 2025, at 10:00 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at 5th Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger and the consummation of the transactions contemplated thereby, including the Merger.
On March 7, 2025, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 7, 2025, pursuant to which the Merger became effective on March 7, 2025 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.
The consummation of the Merger was financed through a combination of (i) rollover equity from the Rollover Shareholders, and (ii) cash contributions by the Sponsors in the amount of US$18,910,151.
At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares and Class A Shares represented by ADSs, was cancelled and ceased to exist in exchange for the right to receive the Per Share Merger Consideration in cash, and each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded

Shares), together with the Class A Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive the Per ADS Merger Consideration in cash. At the Effective Time, each Dissenting Share, issued and outstanding immediately prior to the Effective Time, was cancelled and cease to exist, and will carry no rights other than the right to receive the payment of the fair value of such Dissenting Shares as determined in accordance with the Cayman Islands Companies Act.
At the Effective Time, the Excluded Shares and the ADSs representing such Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, were cancelled and ceased to exist without payment of any consideration or distribution therefor.
At the Effective Time, the Company (a) terminated the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, and (b) provided for the treatment of each Company Option and Company RSU Award. At the Effective Time, (A) each vested Non-qualified Company Option was cancelled and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (x) the Per Share Merger Consideration over (y) the applicable exercise price, multiplied by (ii) the number of Shares underlying such Non-qualified Company Option; provided that if the exercise price of any such vested Non-qualified Company Option is equal to or greater than the Per Share Merger Consideration, such Non-qualified Company Option was cancelled without any payment therefor, (B) each unvested Non-qualified Company Option was canceled without any payment therefor, (C) each Non-qualified Company RSU Award was cancelled without any payment therefor, (D) each Qualified Company Option was cancelled and immediately converted into the right to receive in exchange therefor an award of option to purchase (i) the same number of Parent’s class A ordinary shares as the total number of Shares subject to such Qualified Company Option immediately prior to the Effective Time (ii) at a per-share exercise price equal to the exercise price of such Qualified Company Option immediately prior to the Effective Time, provided that the number of Parent’s class A ordinary shares subject to such Parent Option and/or the exercise price of such Parent Option may be adjusted by Parent to reflect changes in the Company’s or Parent’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Qualified Company Options, and (E) each Qualified Company RSU Award was cancelled and immediately converted into the right to receive in exchange for an award of Parent’s restricted share units to acquire the same number of Parent’s class A ordinary shares as the total number of Shares subject to such Qualified Company RSU Award immediately prior to the Effective Time, provided that the number of Parent’s class A ordinary shares subject to such Parent RSU Award may be adjusted by Parent to reflect changes in the Company’s or Parent’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Qualified Company RSU Awards.
As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including New York Stock Exchange (“NYSE”), and the Company will cease to be a publicly traded company. The Company has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the Company’s registered securities under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.
Item 16
Exhibits

(a)-(1)	Proxy Statement of the Company dated January 6, 2025.*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.*
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.*

(a)-(5)	Press Release issued by the Company, dated June 20, 2024, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 20, 2024.*
(c)-(1)	Opinion of Kroll, LLC, dated June 19, 2024, incorporated herein by reference to Annex C to the Proxy Statement.*
(c)-(2)
Discussion Materials prepared by Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated June 17, 2024 and used during the Special Committee meeting held on June 19, 2024.*

(d)-(1)	Agreement and Plan of Merger, dated as of June 19, 2024, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*
(d)-(2)
Rollover and Contribution Agreement, dated as of June 19, 2024, by and among Parent and the Initial Rollover Shareholders, which was joined by Other Rollover Shareholders on October 11, 2024 by way of delivering joinder agreements, incorporated herein by reference to Exhibit 99.5 to the Schedule 13D Amendment No. 1 filed by Mr. Chou, Mr. Chow, Alibaba Group Holding Limited, AIL, Alibaba.com Hong Kong Limited, Alibaba.com China Limited, Ali CN Investment Holding Limited, Cainiao Smart Logistics Network Limited, CIL, BJ Russell, Hung Chris Hui, Yahong Liang, IDG-Accel China Capital II L.P., IDG-Accel China Capital II Associates L.P., IDG-Accel China Capital II Investors L.P., IDG-Accel China Capital GP II Associates Ltd., Quan Zhou, Chi Sing Ho, Shaohan Joe Chou, David Hsiaoming Ting, The 2012 MKB Irrevocable Trust, Ting Childrens Irrevocable Trust, Michael Chang, Ting Family Trust, Linda Chang Ting, Sunshui Hopeson Capital Limited, Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership), Junbo Hu, and Yanbo Deng with the SEC on June 21, 2024 (the “Schedule 13D/A No. 1”).*

(d)-(3)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Mr. Chou, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Mr. Chou, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(4)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Mr. Chow, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Mr. Chow, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(5)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Denlux, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Denlux, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(6)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Mr. Chen, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Mr. Chen, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(7)
Equity Commitment Letter, dated June 19, 2024, by and between Parent and Ms. Kiu, and the Amended and Restated Equity Commitment Letter, dated October 11, 2024, by and between Parent and Ms. Kiu, which amends and restates the June 19, 2024 Equity Commitment Letter.*

(d)-(8)	Equity Commitment Letter, dated October 11, 2024, by and between Parent and The 2012 MKB Irrevocable Trust.*
(d)-(9)
Interim Consortium Agreement, dated June 19, 2024, by and among Parent, Merger Sub, the Initial Sponsors, and the Initial Rollover Shareholders, which was joined by the Other Sponsor and the Other Rollover Shareholders on October 11, 2024 by way of delivering joinder agreements, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D/A No. 1 filed with the SEC on June 21, 2024.*

(d)-(10)
Consortium Term Sheet, dated November 3, 2023, by and among Mr. Chou, Mr. Chow, Denlux, AIL, BJ Russell, and CIL, incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by Mr. Chou, Mr. Chow, Alibaba Group Holding Limited, AIL, Alibaba.com Hong Kong Limited, Ali CN Investment Holding Limited, Cainiao Smart Logistics Network Limited, CIL, BJ Russell, Hung Chris Hui, and Yahong Liang with the SEC on November 6, 2023.*

(d)-(11)	Form of Amendment No. 1 to Interim Consortium Agreement
(d)-(12)	Form of Amendment No. 1 to Rollover and Contribution Agreement
(d)-(13)	Form of Amendment Agreement to Amended and Restated Equity Commitment Letter
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.*
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.*
(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
BEST Inc.
By:	/s/ Ying Wu
	Name:	Ying Wu
	Title:	Chairman of the Special Committee
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
BEST Global Partners
By:	/s/ Shao-Ning Johnny Chou
	Name:	Shao-Ning Johnny Chou
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Phoenix Global Partners
By:	/s/ Shao-Ning Johnny Chou
	Name:	Shao-Ning Johnny Chou
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Shao-Ning Johnny Chou
By:	/s/ Shao-Ning Johnny Chou
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
George Chow
By:	/s/ George Chow
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Denlux Logistics Technology Invest Inc.
By:	/s/ Wei Xu
	Name:	Wei Xu
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Hong Chen
By:	/s/ Hong Chen
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Sau Hung Kiu
By:	/s/ Sau Hung Kiu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Alibaba Investment Limited
By:	/s/ Lei Jin
	Name:	Lei Jin
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Cainiao Smart Logistics Investment Limited
By:	/s/ Lin Wan
	Name:	Lin Wan
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
BJ Russell Holdings Limited
By:	/s/ Yahong Liang
	Name:	Yahong Liang
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
IDG-Accel China Capital II L.P.
By:	IDG-Accel China Capital II Associates L.P., its General Partner
By:	IDG-Accel China Capital GP II Associates Ltd., its General Partner
By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
IDG-Accel China Capital II Associates L.P.
By:	IDG-Accel China Capital GP II Associates Ltd., its General Partner
By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
IDG-Accel China Capital II Investors L.P.
By:	IDG-Accel China Capital GP II Associates Ltd., its General Partner
By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
IDG-Accel China Capital GP II Associates Ltd.
By:	/s/ Chi Sing Ho
	Name:	Chi Sing Ho
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Shaohan Joe Chou
By:	/s/ Shaohan Joe Chou
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
David Hsiaoming Ting
By:	/s/ David Hsiaoming Ting
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
The 2012 MKB Irrevocable Trust
By:	/s/ Michael Chang
	Name:	Michael Chang
	Title:	Trustee
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Ting Childrens Irrevocable Trust
By:	/s/ Michael Chang
	Name:	Michael Chang
	Title:	Trustee
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Ting Family Trust
By:	/s/ David Hsiaoming Ting
	Name:	David Hsiaoming Ting
	Title:	Trustee
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Michael Chang
By:	/s/ Michael Chang
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Linda Chang Ting
By:	/s/ Linda Chang Ting
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Sunshui Hopeson Capital Limited
By:	/s/ Deng Yanbo
	Name:	Deng Yanbo
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Shanghai Yihao Stock Equity Investment Fund Partnership Enterprise (Limited Partnership)
By:	/s/ Hu Junbo
	Name:	Hu Junbo
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Junbo Hu
By:	/s/ Junbo Hu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Yanbo Deng
By:	/s/ Yanbo Deng
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Genesis Capital Enterprise Inc.
By:	/s/ Mingxia Fu
	Name:	Mingxia Fu
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Peng Chen
By:	/s/ Peng Chen
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Jimei Liu
By:	/s/ Jimei Liu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Mangli Zhang
By:	/s/ Mangli Zhang
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Yanbing Zhang
By:	/s/ Yanbing Zhang
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Tao Liu
By:	/s/ Tao Liu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Xiaoqing Wang
By:	/s/ Xiaoqing Wang
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Lili He
By:	/s/ Lili He
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Bo Liu
By:	/s/ Bo Liu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Broad Street Principal Investments, L.L.C.
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
MBD 2014 Holdings, L.P.
By: MBD Advisors, L.L.C., its General Partner
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Stone Street 2014 Holdings, L.P.
By: Bridge Street Opportunity Advisors, L.L.C., its General Partner
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Bridge Street 2014 Holdings, L.P.
By: Bridge Street Opportunity Advisors, L.L.C., its General Partner
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
The Goldman Sachs Group, Inc.
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Goldman Sachs & Co. LLC
By:	/s/ Crystal Orgill
	Name:	Crystal Orgill
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
CCAP Best Logistics Holdings Limited
By:	/s/ Chan Chi Kwan Karen
	Name:	Chan Chi Kwan Karen
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
CDIB Capital Investment I Limited
By:	/s/ David Chou
	Name:	David Chou
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
KGI Financial Holding Co., Ltd.
By:	/s/ Janet Sheng
	Name:	Janet Sheng
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
CBLC Investment Limited
By:	/s/ Wai Shan Wong
	Name:	Wai Shan Wong
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Citron PE Funds II Limited
By:	/s/ Wai Shan Wong
	Name:	Wai Shan Wong
	Title:	Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Yidong Xu
By:	/s/ Yidong Xu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Robert Zhu
By:	/s/ Robert Zhu
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Shanghai Guangshi Investment Center (Limited Partnership)
By:	/s/ Weifeng Wang
	Name:	Weifeng Wang
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2025
Everbright (Tianjin) Industrial Investment Fund Management Co., Ltd.
By:	/s/ Weifeng Wang
	Name:	Weifeng Wang
	Title:	Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]